Exhibit 12

WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

		Year Ended December 31,
	2010	2009 (a)	2008 (a)	2007 (a)	2006 (a)

Earnings available to cover fixed charges:
Income/(loss) before income taxes and cumulative effect of accounting change	$563	$493	$(887)	$655	$542
Less: Income/(loss) from equity investees	1	1	4	(1)	—

	562	492	(891)	656	542
Plus: Fixed charges	305	290	263	232	175
Amortization of capitalized interest	9	12	22	18	8
Less: Capitalized interest	7	12	21	23	16

Earnings available to cover fixed charges	$869	$782	$(627)	$883	$709

Fixed charges (b):
Interest	$272	$253	$211	$183	$137
Capitalized interest	7	12	21	23	16
Interest portion of rental payments	26	25	31	26	22

Total fixed charges	$305	$290	$263	$232	$175

Ratio of earnings to fixed charges	2.85x	2.70x	— (c)	3.81x	4.05x

(a)	Ratio computation has been amended to (i) exclude income from equity investees from the determination of earnings available to cover fixed charges and (ii) include capitalized interest within total fixed charges. For the years ended December 31, 2009, 2007 and 2006, ratio was previously reported as 2.78x, 4.11x and 4.36x, respectively. For the year ended December 31, 2008, the Company previously reported that it was deficient to cover fixed charges by $884 million.
(b)	Consists of interest expense on all indebtedness (including costs related to the early extinguishment of debt and the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.
(c)	The Company was deficient to cover fixed charges by $890 million.